Exhibit 99.5

OUTSTANDING SHARE CAPITAL AND TOTAL NUMBER OF VOTING RIGHTS AT THE DATE OF THE NOTICE FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON JULY 18, 2025

As of June 5, 2025 – the date of the notice for the Extraordinary General Meeting of Shareholders (the ‘EGM’) of Stellantis N.V. (the ‘Company’) to be held on July 18, 2025 the share capital of the Company consists of the following.

2,896,073,567 common shares are issued and 2.888.742.213 common shares are outstanding. Common shares are listed, freely transferable and each of them confers the right to cast one vote.

866,522,224 Class A special voting shares are issued, and 866,410,062 Class A special voting shares are outstanding. Special voting shares are not listed, are not transferable (with the limited exceptions set forth in the Articles of Association and Special Voting Shares Terms and Conditions) and each of them confers the right to cast one vote.

No vote may be cast on shares belonging to the Company or to a subsidiary thereof or on shares in respect of which either of them holds the depositary receipts.

The total number of voting rights which can be cast at the EGM equals to 3,755,152,275.

Stellantis N.V., June 5, 2025